SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                            FORM 6-K

                    REPORT OF FOREIGN ISSUER
            PURSUANT TO RULA 13a-16 OR 15d-16 OF THE
                SECURITIES EXCHANGE ACT OF 1934

                          June 8, 2000

                       CREO PRODUCTS INC.
     (Exact name of Registrant as specified in its charter)

                        3700 Gilmore Way
                  Burnaby, B.C. Canada V5G 4M1
            (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F     x          Form 40-F
                  ---                      ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes            No     x
           ---            ---

                       FOR IMMEDIATE RELEASE

     STEPHEN AVEDIKIAN APPOINTED PRESIDENT OF IRIS GRAPHICS

Vancouver, BC, CANADA (June 8, 2000)   Creo Products Inc. (NASDAQ - CREO, TSE -
CRE) ("Creo") announced today that Stephen Avedikian has been appointed President of Iris Graphics, Inc. effective immediately. Based in Billerica, MA, Iris is a wholly owned subsidiary of Creo and is an integral component of the CreoScitex graphic arts operating division.

Mr. Avedikian became Chief Operating Officer of Iris Graphics in November 1999. Prior to joining the company in October 1998 as Vice-President of Operations, he held senior executive positions with PRI Automation, a semi-conductor automation equipment manufacturer. Earlier in his career, Mr. Avedikian held engineering positions with Bausch and Lomb's Polymer Technology Division, a manufacturer of class 3 medical devices, and in Research and Development at Mobil Corp. Mr. Avedikian holds a B.Sc. in Chemistry from Merrimack College and a M.Sc. in engineering from the University of Lowell. He replaces Mark Doyle, who has left Iris to pursue other opportunities.

Since its inception 15 years ago, Iris Graphics has been recognized as an industry leader in digital color proofing solutions for professional prepress workflows and a pioneer in digital fine art printmaking. Iris products, suitable for use from the desktop to the pressroom, include the Iris2PRINT and Iris4PRINT, the most popular contract-quality inkjet proofers in the industry, with over 11,900 systems installed to date. The Iris iPROOF system brings professional quality to the desktop for remote proofing and creative applications. The Iris43WIDE and Iris62WIDE meet the need for fast large format color imposition proofing for printers and prepress operations.

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

About Creo
Based in Vancouver, Canada, Creo Products Inc. is a publicly held high-technology company focused on the application of imaging and information technology. Through CreoScitex - its principal operating division - Creo is leading the digital transformation of the graphic arts industry. Creo Products Inc. trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

Creo, the Creo logo, CreoScitex, and the CreoScitex logo, are registered trademarks or trademarks of Creo Products Inc. Other products may be the registered trademarks or trademarks of their respective companies.


Iris Graphics Contact:
Paul Griffin
Tel: (978) 313-4747
Email: paul_griffin@creoscitex.com